15048497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 02 2015
Wash., D.C.
194

SEC FILE NUMBER
8-29897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St Louis (City) MO (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Nemec 636-227-5704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt + Patterson LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield (Address) Industrial Blvd (City) Chesterfield MO (State) 63005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

KW 3/13

OATH OR AFFIRMATION

I, Charles Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corporation, as of February 27, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles S. Nemec
Signature

President.
Title

MELISSA R. HUTCHERSON
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: November 15, 2016
Commission Number: 12408486

Melissa R Hutcherson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET CAPITAL CORPORATION

Audited Financial Statements
For the Years Ended
December 31, 2014

Table of Contents

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Wall Street Capital Corporation
St. Louis, MO

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Wall Street Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

The supplemental information located on page 11 has been subjected to audit procedures performed in conjunction with the audit of Wall Street Capital Corporation's financial statements. The supplemental information is the responsibility of Wall Street Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO 63005
February 25, 2015

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Review Report

Board of Directors and Stockholders
Wall Street Capital Corporation
St. Louis, MO

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17. C.F.R. § 240.15c3.3: (2) (ii) (the "exemption provision") and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provisions through the most recent fiscal year without exception. Wall Street Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
February 25, 2015

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

WALL STREET CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

	2014
CURRENT ASSETS	
Cash and Cash Equivalents	$ 7,349
TOTAL CURRENT ASSETS	7,349
FIXED ASSETS	
Furniture and Fixtures	1,390
Equipment	5,850
Improvements	850
Accumulated Depreciation	(8,090)
NET FIXED ASSETS	-
TOTAL ASSETS	$ 7,349

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014
CURRENT LIABILITIES	$ -
Due to Stockholder	
TOTAL CURRENT LIABILITIES	-
STOCKHOLDERS' EQUITY	
Common Stock, par value $1 per share	
Authorized- 30,000 shares	1,000
Issued and Outstanding- 1,000 shares	
Additional Paid-in Capital	13,704
Retained Earnings	(7,355)
TOTAL STOCKHOLDERS' EQUITY	7,349
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,349

See Independent Auditors' Notes and Report

WALL STREET CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2014

	2014	%
INCOME		
Commission and Fee Income	$ 797	100.0
TOTAL INCOME	797	100.0
OPERATING EXPENSES		
Dues and Subscriptions	1,350	169.4
Legal and Professional Fees	2,600	326.2
Office Expense	10	1.3
TOTAL OPERATING EXPENSES	3,960	496.9
NET LOSS	$ (3,163)	(396.9)

See Independent Auditors' Notes and Report

WALL STREET CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 10,004	$ (4,192)	$ 6,812
Net Loss	-	-	(3,163)	(3,163)
Contributed Capital	-	3,700	0	3,700
BALANCE, END OF YEAR	$1,000	$13,704	$ (7,355)	$ 7,349

See Independent Auditors' Notes and Report

WALL STREET CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (3,163)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Total Adjustments	-
NET CASH USED IN OPERATING ACTIVITIES	(3,163)
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances from Stockholder	3,700
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,700
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	537
CASH AND CASH EQUIVALENTS, beginning of year	6,812
CASH AND CASH EQUIVALENTS, end of year	$ 7,349

See Independent Auditors' Notes and Report

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wall Street Capital Corporation (the Company), is a broker-dealer incorporated in the state of Missouri. The Company is registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC).

Nature of Operations

The Company, which is an introducing broker, clears its customer transactions through other broker-dealers, on a fully disclosed basis, and offers investment products on an application-way or subscription basis. The Company's customers are located principally in the St. Louis, Missouri area. The Company's operations consist primarily of trailing commissions from sales of mutual fund shares and related minor administrative expenses.

Accounting Method

The accrual method for accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with an original maturity of six months or less to be cash equivalents. The Company maintains cash and cash equivalents at two financial institutions. Deposits at these institutions are insured by the Federal Deposit Insurance Corporation and by the National Credit Union Administration up to $250,000.

Property and Equipment

Property and equipment are carried at cost; less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment totaling $8,090 is fully depreciated as of December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company occasionally receives commissions from the sale of investment company shares (mutual funds). Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

The Company has restated beginning retained earnings for a correction of an error due to revenue not recognized in 2013 in the amount of $623.73.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2014. The bad debt expense balance at December 31, 2014 was $-0-.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on its income. The stockholder of the Company is liable for income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company for 2011, 2012, 2013 and 2014 are subject to examination by respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expenses in the statement of operations.

These provisions require Company management to analyze all open tax years, as defined by the Statue of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2014, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

B. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15C3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

C. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had adjusted net capital of $7,165, respectively, which was $2,165 in excess of its required minimum dollar net capital of $5,000.

D. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 25, 2015, which is the date the financial statements were available to be issued. It was concluded that there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Wall Street Capital Corporation
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2014

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	7,349
Deductions and/or charges		0
Total Stockholders' Equity Qualified for Net Capital		7,349
Less: Non-allowable Assets:		-
NET CAPITAL	$	7,349
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	-
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	2,349
Percentage of Aggregate Indebtedness to Net Capital		N/A
Percentage of Debt to Debt-Equity		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)		
FOCUS Report	$	6,945
Net audit adjustments		404
	$	7,349

The net audit adjustment relates to additional revenue recognized for 2014

See Independent Auditors' Notes and Reportt

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Wall Street Capital Corporation

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Wall Street Capital Corporation is a broker/dealer registered with the SEC and FINRA.
- Wall Street Capital Corporation claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Wall Street Capital Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Wall Street Capital Corporation *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 31st, 2014 through December 31, 2014 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Charles S Nemec
President